June 12, 2023

Li Xiao/ Kevin Kuhar

Tyler Howes/ Jason Drory

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLingus (Cayman) Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted May 16, 2023
CIK No. 0001966522

Dear Messrs. Xiao, Kuhar, Howes and Drory,

On behalf of our client, BioLingus (Cayman) Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 2 and reissue in part. Please further revise your cover page to quantify the amounts transferred between the holding company and its subsidiaries, as you have done in your revisions to page 14.

Response:

We have revised the cover page to quantify the amounts transferred between the holding company and its subsidiaries, as on page 14 of the Revised Registration Statement.

Prospectus Summary Overview, page 5

2.	We note your response to prior comment 5, including your revised disclosure that “[a] perpetual and irrevocable license has been granted to all non-metabolic applications from BioLingus IP GmbH to BioLingus IP II GmbH. BioLingus IP GmbH only holds the rights to the metabolic applications.” Please revise your disclosure to clarify that BioLingus IP GmbH was spun-out in 2019 and you no longer own BioLingus IP GmbH or otherwise advise. In addition, please include the legend referenced in your response when immunology is first referenced on page 84.

Response:

Responsive to the Staff’s comments, we have revised the disclosure to clarify that BioLingus IP II GmbH was spun-out in 2019 and the Company no longer owns BioLingus IP II GmbH. In addition, we have included the legend referenced in the Company’s response when immunology is first referenced on page 84.

Our Products, page 7

3.	We note your response to prior comment 7 and revised pipeline table and reissue in part. Your pipeline table should depict when an entire phase of development has been completed. Please tell us why you believe it is appropriate to indicate that you have completed Phase I testing when you are currently conducting a Phase Ib/II trial.

Response:

We have revised the pipeline table to show that that Phase Ib testing is still underway and not yet complete.

Significant Risk Factors, page 9

4.	Please revise your summary risk factors to restore the specific references to risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

Response:

We have included references to risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice in the Significant Risk Factors section on page 10.

Business, page 84

5.	We note your response to prior comment 15, including your revised disclosure and reissue in part. We continue to note claims or conclusions related to the ability of your “platform” or product candidates that do not appear to be supported with disclosure relating to specific trials or objective data. For example only, please provide your basis for your statement that you “can stabilize specific peptides and proteins for over 2 years at room temperature.” In addition, we note you reference outside publications, such as, “(Kleinert et al., 2018)” and “(Smeekins et al, 2021)” but your disclosure does not appear to describe the material details of the studies referenced. Please revise your disclosure to include additional disclosure on the material details of the studies, including, for example only, the sponsor, type of study, trial design and objective results.

Response:

Responsive to the Staff’s comments, we have now provided additional information as requested:

First, to further support our statement on page 86 of the Revised Registration Statement that “(we) have observed that we can stabilize specific peptides and proteins for over 2 years at room temperature” we now add “For instance, we previously assessed the stability of human sublingual interferon alpha formulated using our technology platform. These stability studies were performed by Professor Paul Herzog at Monash University, and showed no degradation of the active substance after 2 years, using the CPE assay which measures interferon activity.”

Secondly, to support our statement on page 86 of the Revised Registration Statement that “[D]uring our first series of studies with exenatide, the sublingual dose required was almost 200 times the injectable dose to achieve a similar effect. After 2 to 3 years of extensive development, we were able to reduce this ratio to 5 to 10”, we now write, “During our first series of studies with exenatide, the sublingual dose required was almost 200 times the injectable dose to achieve a similar effect. After 2 to 3 years of extensive development, we were able to reduce this ratio to 5 to 10. These studies were performed by Wuxi Apptec and utilized a standard mouse model for diabetes known as the diet-induced obese (DIO) mouse (Kleinert et al., 2018) to assess the glucose lowering effects of exenatide. In this model, DIO mice share similar problems with glucose metabolism as those seen in type 2 diabetes patients. By monitoring blood glucose levels in these mice following administration of a large glucose load, one can evaluate and compare the performance of different glucose-lowering drugs. Initially, we observed that a sublingual dose of 200 ug exenatide achieved a similar glucose lowering effect as 1ug exenatide delivered via subcutaneous injection. Eventually, we were able to achieve the same glucose lowering effect with 5-10ug exenatide delivered sublingually.

Finally, in terms of the external references which appear above, Kleinert et al was simply included to provide an external review that describes the general use of the DIO mouse model to study diabetes. The same thing applies to Smeekins et al, which was included to provide an external review that describes the general use of the peanut allergy mouse model. The actual material details of the studies we performed using these models are now included as detailed above.

Our Products, page 87

6.	We note your response to prior comment 21 and reissue in part. Please further revise your discussion of the 505(b)(2) regulatory pathway to provide a more fulsome description of the specific, material studies and results you intend to rely on in pursuing this pathway. Your revised disclosure should also identify the parties that performed these studies and discuss how the studies were performed.

Response:

The table on page 88 of the Revised Registration Statement has now been expanded to include the additional information responsive to the Staff’s comments.

7.	We note your disclosure that your “Liraglutide Sublingual product is currently being evaluated in phase 1b/2a clinical studies.” Please update your disclosure to discuss the material details on the trial, including, for example:

● when the trial began;

● the number of expected participants and participants enrolled as of a recent date;

● the location;

● the trial design; and

● the endpoints and any protocols.

Response:

The requested information has now been provided as an expanded footnote to the Company’s existing pipeline figures on pages 7 and 87 of the Revised Registration Statement.

8.	We note your revised disclosure on page 88, including a table setting forth a discussion of development activities conducted since inception as well as current status of your development. We note your disclosure here, that you are “finalizing pre-clinical data package in preparation for phase 1b/2a clinical trial” for “Insulin+ Sublingual.” However, your arrow on your pipeline table on page 7 and 87 for “Insulin+ Sublingual” depicts that you have not begun preclinical activities. Please correct for this inconsistency or otherwise advise.

Response:

We apologize for the discrepancy. The arrow in the Company’s pipeline table on pages 7 and 87 of the Revised Registration Statement now indicates that preclinical studies for the “Insulin+ sublingual” program have already begun.

9.	We note your revised disclosure on page 88, including a table setting forth a discussion of development activities conducted since inception. Please revise your disclosure to describe the specific pharmacodynamic studies that were conducted for each of your material product candidates in development or otherwise advise.

Response:

We have revised the table on page 88 of the Revised Registration Statement to describe the specific pharmacodynamic studies that were conducted for each of the Company’s material product candidates in development.

A. License Core Products, page 88

10.	We note your reference to certain market research with the product profile of Exenatide Sublingual. Please provide us with context and additional detail about the parameters of this survey, including a discussion of the number of doctors you surveyed, the number that responded, when the interviews were conducted, the types of questions that were asked, and how your survey results support your statement that “80% of the patients who currently take the injectable forms would switch to an oral form of these products.”

Response:

We have provided the requested context and additional detail on page 89 of the Revised Registration Statement.

Our Commercialization Strategy, page 88

11.	We note your disclosure that “[w]hen Semaglutide oral dosage form is out of patent, it is expected that our Semaglutide Sublingual will take over the market share from Liraglutide Sublingual in the established/high price markets.” Please update your disclosure to clarify when Semaglutide oral dosage form is “out of patent.” In addition, please revise your disclosure to remove any implications that your product candidates will be approved.

Response:

According to the website DrugPatentWatch (https://www.drugpatentwatch.com/p/tradename/OZEMPIC), the earliest date for generic entry of semaglutide in the USA will be December 5, 2031.

The generic entry date of semaglutide may vary by country depending on the patent status, the regulatory approval and the market competition. However, based on the website DrugPatentWatchhttps://www.drugpatentwatch.com/p/tradename/OZEMPIC, some countries that may have a generic entry date of semaglutide before 2030 are:

●	Canada: The earliest generic entry date for Ozempic (semaglutide injection) is 2028-01-20 and for Rybelsus (semaglutide tablet) is 2029-03-15. (https://www.drugpatentwatch.com/p/tradename/OZEMPIC)

●	Japan: The earliest generic entry date for Ozempic (semaglutide injection) is 2028-01-20 and for Rybelsus (semaglutide tablet) is 2029-03-15. (https://www.drugpatentwatch.com/p/tradename/OZEMPIC)

●	Australia: The earliest generic entry date for Ozempic (semaglutide injection) is 2028-01-20 and for Rybelsus (semaglutide tablet) is 2029-03-15. (https://www.drugpatentwatch.com/p/tradename/OZEMPIC)

●	Brazil: The earliest generic entry date for Ozempic (semaglutide injection) is 2028-01-20 and for Rybelsus (semaglutide tablet) is 2029-03-15 . (https://www.drugpatentwatch.com/p/tradename/OZEMPIC)

●	India: The earliest generic entry date for Ozempic (semaglutide injection) is 2028-01-20 and for Rybelsus (semaglutide tablet) is 2029-03-15. (https://www.drugpatentwatch.com/p/tradename/OZEMPIC)

Given the above mentioned time frames for Semaglutide oral dosage form to go out of patent are estimates and could change based on the patent status, the regulatory approval and the market competition, we have deleted the said statement. With such deletion, we have also removed any implications that the Company’s product candidates will be approved.

Competition, page 90

12.	We note your disclosure on page 88 that you may “[r]ely on studies from reference listed drug: Astra Zeneca (exenatide).” Please revise your disclosure here to discuss the competition you may face from Astra Zeneca or otherwise advise.

Response:

The Company understands and respectfully advises the Staff that Astra Zeneca is not developing an oral formulation for exenatide. In their 2022 Annual Report AstraZeneca reported sales of 280 MM for Bydureon (exenatide XR injectable suspension, once a week) and 257 MM USD for Byetta (exenatide twice a day) but no report was made for the development of an oral or sublingual version of exenatide in the annual report.

Consolidated Financial Statements

Index to Audited Consolidated Financial Statements , page F-1

13.	We note the audited financial statements included in the filing are older than 12 months as of May 1, 2023. Since it appears this Form F-1 represents your initial public offering, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response:

The Company has included in the Revised Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, as of April 30, 2022 and 2021 and for each of the two fiscal years ended April 30, 2022 and 2021, and unaudited interim consolidated financial statements as of October 31, 2022 and for each of the six-month periods ended October 31, 2022 and 2021.

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III.B.c, in which the Staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this waiver request, the Company represents to the Commission that:

1.	The Company is not currently a public reporting company in any jurisdiction.
2.	The Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period.
3.	Full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company.
4.	The Company does not anticipate that its audited financial statements for the fiscal year ended April 30, 2023 will be available until August 2023.
5.	In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Company is filing this letter as exhibit 99.13 to the Revised Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

14.	Please have your auditor explain to us their rationale for labelling the restatement paragraph as an “Emphasis of Matter.” We note PCAOB AS 3101.18(e) requires the auditor to include explanatory language (or an explanatory paragraph) in the auditor’s report in circumstances when a material misstatement in previously issued financial statements has been corrected. An Emphasis of a Matter paragraph is provided to comply with PCAOB AS 3101.19. Please revise or advise.

Response:

The audit report has been revised to remove the labelling of restatement paragraph as an “Emphasis of Matter”.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW